UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 22, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 May 2026 entitled 2026 Annual Report and Notice of AGM

22 May 2026

PUBLICATION OF THE 2026 ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

Vodafone Group Plc ('Vodafone' or the 'Company') announces that the following documents have been published today:

● Annual Report for the year ended 31 March 2026 (the '2026 Annual Report');

● Annual Report for the year ended 31 March 2026 on Form 20-F (the '2026 Annual Report on Form 20-F'); and

● Notice of the Company's 2026 Annual General Meeting ('AGM').

The 2026 Annual Report is available at vodafone.com/ar26

The 2026 Annual Report on Form 20-F has been filed with the U.S. Securities and Exchange Commission and is available on the SEC's website (www.sec.gov) and will shortly be available at vodafone.com/20F. In addition, Shareholders resident in the United States can receive a hard copy of the 2026 Annual Report free of charge, upon request, by writing to J.P Morgan Chase Bank, N.A. our ADR depository in the US, at the following address: Computershare Trust Company, P.O. Box 43304, Providence, RI 02940-3304, USA or by telephone on +1 800 233 5601 (US toll free), or +1 781 575 2371  (outside the US).

In compliance with the UK Listing Rule 6.4.1 of the UK Financial Conduct Authority ('FCA'), the 2026 Annual Report, the Notice of AGM and Form of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In accordance with the FCA's Disclosure Guidance and Transparency Rule ('DTR') 6.3.5(1A) the regulated information required under DTR 6.3.5 is available in unedited full text within the 2026 Annual Report as uploaded and available on the National Storage Mechanism and on the Company's website as noted above.

The Notice of AGM is also available on the Company's website at vodafone.com/agm

The Company's AGM will be held on Monday, 27 July 2026 at 10.30 am at The Storey Club, Paddington Central, 4 Kingdom Street, London, W2 6BD and live webcast over the internet.

Shareholders will be able to submit comments or questions for consideration by the Directors at the meeting. Questions can be submitted to Vodafone.AGMQuestions@equiniti.com and must be received by no later than 6.30 pm on Thursday, 23 July 2026.

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 15 countries with investments in a further four and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 22, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary